Exhibit 99.3

SILYNXCOM LTD.

FORM OF PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Ilan Akselrod, Chief Financial Officer of Silynxcom Ltd. (the “Company”), Mr. Nir Klein, Chief Executive Officer and director of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares of the Company which the undersigned is entitled to vote at the Special and Annual General Meeting of Shareholders (the “Meeting”) to be held on December 30, 2024 at 4:00 p.m. Israel time, at the Company’s office, located at 7 Giborei Israel, Netanya, 4250407, Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special and Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting (the “Proxy Statement”).

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SILYNXCOM LTD.
SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: December 30, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To re-appoint Ziv Haft, Certified Public Accountants (Isr.), a BDO Member firm, as the Company’s independent auditor until the next annual general meeting, and to authorize the Company’s board of directors to determine their compensation until the next annual general meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.      To re-elect Mr. Ron Klein as a Class I director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s articles of association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3. To approve the New Monthly Salary for Mr. Nir Klein (as defined in the Proxy Statement), the Company’s Chief Executive Officer and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4. To approve the Annual Bonus Plan for Mr. Nir Klein (as defined in the Proxy Statement), the Company’s Chief Executive Officer and Director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5. To approve the New Monthly Salary for Mrs. Gal Nir Klein (as defined in the Proxy Statement), the Company’s Vice President of Marketing and Israel Sales and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6. To approve the Annual Bonus Plan for Mrs. Gal Nir Klein (as defined in the Proxy Statement), Vice President of Marketing and Israel Sales and Director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7. To approve the Annual Bonus Plan for Mr. Ron Klein (as defined in the Proxy Statement), the Company’s Chairman of the Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

“Personal interest” is defined under the Israeli Companies Law 5759-1999 (the “Companies Law”) as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

PLEASE NOTE! That by signing and submitting this proxy card, you declare that you have no personal interest (as defined in the Companies Law and specified above) in the approval of items 3-7 on the agenda of the Meeting, which require such declaration under the Companies Law, except as notified to the Company via e-mail to Mr. Nir Klein, the Company’s Chief Executive Officer and director, at +972-54-665-5091 or via e-mail: kleinnir@s-o-s.co.il.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.